Filed by IAC/InterActiveCorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Vimeo Holdings, Inc.
Vimeo, Inc.
Registration No. 333-251656
Date: March 24, 2021

statements, which only reﬂect the views of IAC and Vimeo management as of the date of this presentation. Market and Industry Data. This presentation also contains estimates and other statistical data made by independent parties and by Vimeo relating to market size and growth and other data about Vimeo’s industry and business. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Vimeo has not independently veriﬁed the statistical and other industry data generated by independent parties and contained in this presentation, and accordingly cannot guarantee their accuracy or completeness. The views, information, or opinions of third parties expressed in this presentation are solely those of the individuals involved and do not represent the opinions of any other party. Vimeo Metrics. Except as where otherwise noted, Vimeo ﬁnancials and metrics are for ﬁscal years 2019 and 2020 and include Livestream, Magisto and Enterprise. We do not undertake any obligation to update, alter or otherwise revise any metrics or forward-looking statements after the date of this presentation, except as required by law. Non-GAAP Metrics. This presentation contains certain non-GAAP ﬁnancial information including Adjusted EBITDA and Gross Margin. These non-GAAP ﬁnancial measures are in addition to, and not a substitute for or superior to, measures of ﬁnancial performance prepared in accordance with GAAP. We provide the deﬁnitions of these items and their reconciliation to the most directly comparable GAAP measures at the end of this presentation. Safe Harbor Statement Forward-Looking Statements. This presentation and the accompanying oral presentation may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as “estimates,” “expects,” “will,” “plans” and “believes,” among others, generally identify forward-looking statements. These forward- looking statements include, among others, statements relating to: Vimeo’s future ﬁnancial performance, business prospects and strategy and anticipated trends in the online video market. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are diﬃcult to predict. Actual results could diﬀer materially from those contained in these forward-looking statements for a variety of reasons, including, among others: changes in regulatory landscape, in particular changes in laws that might increase the liability of online intermediaries for user-generated content; reputational damage caused by problematic user content or our decisions to remove (or not remove) it; changes in policies implemented by third party platforms upon which we rely for traﬃc and distribution of mobile apps; increased competition in the online video category; our ability to convert visitors into uploaders and uploaders into paying subscribers; our ability to retain paying subscribers by maintaining and improving our value proposition; our ability to provide video storage and streaming in a cost-eﬀective manner; our ability to successfully scale our enterprise business; our ability to protect sensitive data from unauthorized access; our ability to expand successfully into international markets; the impact of the outbreak of the COVID-19 coronavirus on our business; and adverse changes in economic conditions. Certain of these and other risks and uncertainties are discussed in our parent company’s (IAC) SEC ﬁlings, including the registration statement on Form S-4 ﬁled on December 23, 2020, as amended. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Other unknown or unpredictable factors that could also adversely aﬀect our business, ﬁnancial condition and results of operations may arise from time to time. In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking

Participants in the Solicitation. IAC, Vimeo, Holdings and IAC's directors and executive oﬃcers may be deemed to be participants in the solicitation of proxies from IAC's stockholders in favor of the proposed Spin-oﬀ and the solicitation of consents from Vimeo's stockholders in favor of the proposed Merger under the rules of the SEC. Information about IAC's directors and executive oﬃcers is available in the joint registration statement on Amendment No. 1 to Form S-4 which was ﬁled with the SEC by IAC and Holdings on February 2, 2021. Additional information regarding participants in the solicitations and a description of their direct and indirect interests will be included in the proxy statement/consent solicitation statement/prospectus and the other relevant documents ﬁled with the SEC when they become available. Safe Harbor Statement No Oﬀer or Solicitation / Additional Information and Where To Find It. This communication is for informational purposes only and does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No oﬀer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is being made in respect of a proposed separation of Vimeo from the remaining businesses of IAC through the spin-oﬀ (the "Spin-oﬀ") of Holdings, a new Vimeo holding company, and a merger of Vimeo with a subsidiary of Holdings (the "Merger"). In connection with the Spin-oﬀ and the Merger, IAC and Holdings intend to ﬁle relevant materials with the Securities and Exchange Commission (the "SEC"), and have ﬁled a joint registration statement on Form S-4 that includes a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo. The information in the preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. IAC will deliver the deﬁnitive proxy statement and Vimeo will deliver the deﬁnitive consent solicitation statement to their respective stockholders as required by applicable law. This communication is not a substitute for any proxy statement, consent solicitation statement or any other document that may be ﬁled with the SEC in connection with the Spin-oﬀ or the Merger. INVESTORS AND SECURITY HOLDERS OF IAC AND VIMEO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SPIN-OFF AND MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents ﬁled with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents ﬁled with the SEC by IAC (when they become available) may be obtained free of charge on IAC's website at www.iac.com.

Speakers

Intro video

20th Century Video is art & entertainment Hollywood Studios AV Pros Early 2000’s Video is social and democratized Self-made creators Consumers Right Now Video is essential for every business SMBs Enterprises

Professional quality video for all.

We believe that we can empower every professional, team and organization to use video, with tools that are far easier and more eﬀective than ever before.

Peter Strella Rite Aid “Our ﬁrst town hall was a pivotal moment. We reached more store associates than we had in a decade of in-person events.”

Trevor Wolf Mailchimp “My team is recording and sharing product demos internally. It adds a personal touch that you just can’t replicate with email or a chatroom message.”

Lauren Roxborough Y7 Studio “Video has transformed our business. We’ve grown our reach exponentially, far beyond the four walls of our studios.”

Hilah Stahl Spoak Decor “We don’t have the time or money to outsource marketing videos, so being able to create them quickly and beautifully was a game changer for us.”

Validated Momentum 44% 2020 Revenue growth Consumer Scale 200M+ Registered free users 60% Self-Propelling Funnel Subscribers start as free users $70B Large Market Video solutions market in 2024 (est.) The world’s leading all-in-one video solution 16+ Defensible Position Years as an industry leader

Every professional, team and organization in the world can be a Vimeo customer 300M+ SMBs 1M+ Enterprises 1.5M+ subs We are here

We built a solution that removes friction Videos Created (thousands) 4Q19 1Q20 4Q20 561 3Q19 2Q20 3Q20 36 177 369 Videos Uploaded (millions) 4Q19 1Q20 4Q20 17 18 31 3Q19 2Q20 3Q20 20 30 29 Live Streams (thousands) 4Q19 1Q20 4Q20 105 120 932 3Q19 2Q20 3Q20 210 641 734

Enterprise software at consumer scale 65% Enterprise customers start as free and self-serve users 60% Self-serve subscribers start as free users Enterprise Customers Self-Serve Subscribers Free Users

Virtuous cycle of expanding user adoption

Brand Consumer UX 16+ years brand equity Diﬀerentiated value, defensible position Community Video pros, agencies & creatives Cross-Platform Reach audiences everywhere Breadth All-in-one video solution across VOD and Live Technology Player, encoding, live streaming, AI Scale 200M+ free users 1 trillion video events

Our All-in-One Solution Mark Kornﬁlt President & Chief Product Oﬃcer

● Showcase a portfolio ● Host, review and publish videos Video Tools for Creators 2004 2017 SMBs Enterprises The Rise of Video for Business ● Secure Video Portal ● Training and Onboarding ● Customer Service Videos ● Town Halls ● Video Messaging ● Virtual Events ● Monetizing Content ● Video Storefront ● Lead Generation ● Brand Marketing ● Video Ads Now

Professional quality video is too hard

Our 16 years of video innovation are our foundation. In the last 3 years, we have transformed our oﬀering.

Our solution was built to enable any business, of any size, to grow with video. APIs & Integrations Security Video Technology Video Platform Creation Make better videos, faster and cheaper Create and edit videos Stream live Record camera and screen Collaboration Share videos privately with teams and clients Manage video libraries Share videos securely Measure across platforms Communication Engage your customers and employees Market to customers Broadcast to audience Monetize content

WHAT THEY’RE TRYING TO SOLVE Stand out from competition and acquire new customers WHAT VIMEO REPLACES Images and text USE-CASES ● Social marketing videos ● Product explainers ● Brand announcements ● E-learning Company PERSONA HOW THEY FIND US HOW THEY BUY Solopreneur, owner/CEO or small marketing team Organic and paid traﬃc Starts on free product, upgrades to paid product Buyer SMBs Deep Dive

Why Vimeo ● Simple, aﬀordable and easy to use tools ● All-in-one solution ● Drive tangible ROI Spoak Decor Making their business stand out with video Success with Video ● 35X higher engagement on video assets than static assets ● 30% more registrations How They Use Vimeo ● Video creation from templates ● Embed tools ● Social distribution ● Analytics Case Study

WHAT THEY’RE TRYING TO SOLVE Improve employee and customer communication WHAT VIMEO REPLACES Enterprise video platform and point solutions USE-CASES ● Training and onboarding ● Internal town halls ● Video portal ● Video messaging ● Virtual events and webinars Company PERSONA HOW THEY FIND US HOW THEY BUY Head of IT, CTO, Head of Communications, Head of HR, CMO SEO, existing self-serve user Sold through Vimeo’s sales force Buyer Enterprises Deep Dive

Why Vimeo ● Centralized video solution ● Scalable, reliable video delivery ● Simple UX that employees want to use Rite Aid Uniting its team with video-ﬁrst communications Success with Video ● Average watch time of 58 minutes ● Uses Vimeo for multiple use cases: town halls, trainings, marketing launches How They Use Vimeo ● Live streaming ● Audience engagement tools ● Internal company video portal ● SSO and advanced team permissioning Case Study

Powerful Go-to-Market

SALES

Enterprise Solutions

Security
Service-level Agreements
Dedicated support

SELF-SERVE

Plus — $7/mo

250GB every year
Single user

Player customization
Privacy controls
Limited video creation

Pro — $20/mo

1TB every year
3 team members

Everything in Plus +
Video creation
Review and approval
Private team projects
Customizable Showcase sites

Business — $50/mo

5TB total storage
10 team members

Everything in Pro +
Creation with custom branding
Player calls-to-action
Lead generation
Showcase SEO
Google Analytics

Premium — $75/mo

7TB total storage
Unlimited live viewers

Everything in Business +
Unlimited live events
Live stream to multiple destinations
Live Q&A, graphics and polls
Audience chat

Free

5GB total storage
Basic embedding features
Basic video analytics

Simplicity All-in-One Integrated Quality Our Key Product Tenets Diﬀerentiate us for the Long Term

Customer Conversations Josh Normand SVP, Sales

Anjali Sud CEO Company Priorities

Our Principles Start with Users Understand our users’ goals, and make them your own. Solve for what users need, not what they ask for. Ask Why Respectfully challenge ideas and embrace open debate. Validate intuitions with evidence. Aim High Be willing to take risks to deliver outsized impact. Greatness only comes from making bold decisions. Own It Commit to targets. Take the initiative, follow through and own the outcome. If processes are slowing you down, introduce better ones. Be Real Seek feedback and give it generously. Be direct. Be candid. Most of all, be you.

Our leadership Anjali Sud CEO Mark Kornﬁlt President & CPO Narayan Menon Josh Normand CFO Harris Beber CMO Courtney Sanchez COO Kathleen Barrett SVP, Enterprise & Creator Success Michael Cheah General Counsel SVP, Sales

Our team 700+ Employees globally 6% 11% 12% 19% 46% 6% 6% 11% 19% 46% 19% 12% 11% 11% 6% 6% 46%

Simplify Video for SMBs 2021 Priorities Expand in the Enterprise Power Video Everywhere Product Innovation Free Adoption Scale Salesforce Globally Organization-wide Expansion Make Video a Daily Habit

Financials Narayan Menon CFO

Business Highlights Strong Growth 54% Q4’20 Revenue growth Excellent Unit Economics 4.8x Q4’20 LTV/CAC 113% Land & Expand Q4’20 Enterprise NRR $70B Large Market Video solutions market in 2024 (est.) 80%+ Predictable Revenue Model Q4’20 Subs on annual plans

Detailed portfolio overview

SALES

Enterprise Solutions

- Security
- Service-level Agreements
- Dedicated support

SELF-SERVE

Plus — $7/mo

250GB every year
Single user

- Player customization
- Privacy controls
- Limited video creation

Pro — $20/mo

1TB every year
3 team members

- Everything in Plus +
- Video creation
- Review and approval
- Private team projects
- Customizable Showcase sites

Business — $50/mo

5TB total storage
10 team members

- Everything in Pro +
- Creation with custom branding
- Player calls-to-action
- Lead generation
- Showcase SEO
- Google Analytics

Premium — $75/mo

7TB total storage
Unlimited live viewers

- Everything in Business +
- Unlimited live events
- Live stream to multiple destinations
- Live Q&A, graphics and polls
- Audience chat

Free

- 5GB total storage
- Basic embedding features
- Basic video analytics

Self-Serve Revenue Note: Legacy hardware revenue included in Self-Serve 2018 2019 2020 $137 $162 $219 Enterprise Revenue 2018 2019 2020 $22 $34 $64 2020 Revenue growth of 89% 2020 Revenue growth of 35% (In millions) Revenue growth has accelerated

Self-Serve Subscribers 2018 2019 2020 950 1,230 1,526 ● 2020 Subscriber growth rate of 24% ● Growth accelerated in 2020 after adjusting for Magisto acquisition in 2019 Enterprise Subscribers 2018 2019 2020 1.7 2.1 3.9 ● 2020 Subscriber growth rate of 87% ● Year-over-year growth rate increased in each quarter during 2020 (In thousands) Our subscriber base has grown signiﬁcantly

Self-Serve Average Revenue Per User 4Q19 1Q20 4Q20 $144 $146 $168 40% ARPU growth from 2017 to 2020 driven by mix shift to higher tier plans and launch of new tiers 3Q19 2Q20 3Q20 $148 $160 $161 Enterprise Net Revenue Retention Over 100% NRR driven by higher usage and product expansion 4Q19 1Q20 4Q20 81% 90% 3Q19 2Q20 3Q20 97% 103% 110% 113% Subscribers have consistently increased spend

Self-Serve LTV/CAC Note: LTV/CAC based on Non-GAAP S&M Expense 4Q19 1Q20 4Q20 1.9x 2.0x 5.1x 2021 Priorities: Creation, mobile app, live streaming, partnerships 3Q19 2Q20 3Q20 2.6x 5.5x 5.0x Enterprise LTV/CAC 2021 Priorities: Expand corporate video use cases, international expansion 4Q19 1Q20 4Q20 1.8x 3.5x 3Q19 2Q20 3Q20 4.6x 4.5x 4.8x 4.4x A clear playbook to drive eﬃcient acquisition

Gross Margin Note: Excludes Stock Based Compensation, Depreciation & Amortization 4Q19 1Q20 4Q20 60% 64% 70% 3Q19 2Q20 3Q20 68% 66% 70% Adjusted EBITDA 4Q19 1Q20 4Q20 ($8.3) ($8.5) 3Q19 2Q20 3Q20 ($12.0) ($5.3) $2.7 $0.7 (In millions) And strong unit economics drove higher EBITDA

Research & Development Spend 2018 2019 2020 $39 $47 $64 2021 investment priorities: ● Innovation in virtual events ● Enterprise use case expansion ● Simplifying video creation ● Partnerships & ecosystem development Sales & Marketing Spend 2018 2019 2020 $62 $87 $106 2021 investment priorities: ● Sales force expansion ● International expansion ● SEO & organic acquisition ● Mobile acquisition (In millions) We are continuing to invest for growth

2019 2020 Y/Y Growth Ending Subscribers 1.2M 1.5M 24% ARPU $180 $205 14% Revenue $196M $283M 44% Gross Margin 60% 69% 819 bps Adj. EBITDA ($45M) ($14M) $31M Adj. EBITDA Margin (23%) (5%) 1,796 bps (1) Ex-acquisitions Medium Term Goals (5+ Years) (1) ~15% CAGR ~15% CAGR 30%+ CAGR 75%+ 20%+ Growth and proﬁtability accelerated in 2020

5 Strong balance sheet with $300M cash & $100M revolver* 2 Platform strength and technology vision 1 Strong tailwinds in a ~$70B video solutions market 4 Disciplined approach to M&A and investments 3 Excellent unit economics and margin proﬁle And in summary *As of February 2021

Reconciliations $ in millions, rounding differences may occur

Adjusted EBITDA —  is operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of amortization of intangible assets and impairments of goodwill and intangible assets, if applicable. Average Revenue per User (ARPU) — is the annualized revenue for the relevant period divided by Average Subscribers. For periods that are less than a full year, annualized revenue is calculated by dividing the revenue for that particular period by the number of calendar days in the period and multiplying this value by the number of days in that year. Gross Margin —  is revenue less cost of revenue, divided by revenue. Subscribers — are the number of users who have an active subscription to one of Vimeo’s paid plans measured at the end of the relevant period (including the addition of subscribers related to Magisto’s mobile app-based video creation and editing tools, which was acquired on May 28, 2019). LTV/CAC — is an eﬃciency measure for acquiring new subscribers. Lifetime value (LTV) is calculated by estimating a subscriber’s total expected lifetime revenue, which includes assumptions for future renewals and upgrades based on historical data, and multiplying that by the current gross margin. Customer acquisition cost (CAC) is calculated by dividing total sales and marketing expenses in a period by the number of new subscribers acquired. Net Revenue Retention (NRR) — is a metric we track for our enterprise subscribers that is calculated by taking the sum of (a) annualized subscription revenue for enterprise subscribers at the end of the period that also existed twelve months prior and (b) the variable revenue attributed to these same subscribers over the preceding twelve months and dividing that by the annualized subscription revenue for all subscribers that existed twelve months prior plus the variable revenue attributed to this same set of subscribers over the twelve months prior to that date. Deﬁnitions

Customer videos

Analyst Q&A

Thank You